                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


           Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                              Shop At Home, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   825066301
                        ------------------------------
                                (CUSIP Number)

                              December 31, 2000
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 2 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name HFTP Investment L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                              0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO
------------------------------------------------------------------------------


/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 3 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Asset Management, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 4 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name James F. O'Brien, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        U.S. Citizen
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        IN; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 5 of 16 Pages
----------------------                                 --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        New York limited liability company
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 6 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name HFTP Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        Delaware limited liability company
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -


                                 Page 6 0f 16

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 7 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Heracles Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

        Cayman Islands corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        CO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 8 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        Delaware limited liability company
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 --------------------
  Cusip No. 825066301              13G                  Page 9 of 16 Pages
----------------------                                 --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        Delaware limited liability company
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
       EACH               Warrants to purchase shares of Common Stock
                           (exercisable into 1,000,000 shares of Common Stock)
    REPORTING              /2/
                            -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.
                               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        OO; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

----------------------                                 ---------------------
  Cusip No. 825066301              13G                  Page 10 of 16 Pages
----------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
        Delaware limited partnership
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6.   292 shares of Series B Convertible Preferred Stock
                           (convertible into 3,278,597 shares of Common Stock)
     OWNED BY              /1//2/
                            -  -
                          Warrants to purchase shares of Common Stock
       EACH                (exercisable into 1,000,000 shares of Common Stock)
                           /2/
    REPORTING                          -
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                    7.
       WITH                    0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                        PN; HC
------------------------------------------------------------------------------

/1/ The Series B Convertible Preferred Stock also accrues dividends at a rate of
 -
6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 11 of 16 Pages
---------------------------                          -------------------------


Item 1(a)  Name of Issuer:   SHOP AT HOME, INC.

   1(b)    Address of Issuer's Principal Executive Offices:

                    Shop At Home, Inc.
                    5388 Hickory Hollow Parkway
                    Antioch, Tennessee 37013

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office
Item 2(c)  Citizenship
               HFTP Investment L.L.C.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited liability company

               Promethean Asset Management, L.L.C.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited liability company

               James F. O'Brien, Jr.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               U.S. Citizen

               Promethean Investment Group, L.L.C.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               New York limited liability company

               HFTP Managers LLC
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited liability company

               Heracles Fund
               c/o Promethean Asset Management, L.L.C.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Cayman Islands corporation

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 12 of 16 Pages
---------------------------                          -------------------------



               Promethean Managers LLC
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited liability company

               Themis Managers LLC
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited liability company

               Themis Partners L.P.
               750 Lexington Avenue, 22/nd/ Floor
               New York, New York 10022
               Delaware limited partnership

  2(d)    Title of Class of Securities:

               Common Stock, par value $0.0025 per share

  2(e)    CUSIP Number:        8250066301.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)   [__]  Broker or dealer registered under Section 15 of the Exchange Act;

(b)   [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)   [__]  Insurance company as defined in Section 3(a)(19) of the Exchange
            Act;

(d)   [__]  Investment company registered under Section 8 of the Investment
            Company Act;

(e)   [__]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   [__]  An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   [__]  A parent holding company or control person in accordance with Rule
            13d-1(b)(ii)(G);

(h)   [__]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

                              Page 12 of 16 Pages

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 13 of 16 Pages
---------------------------                          -------------------------


          (i)  [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4    Ownership:

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

     (a)  Amount beneficially owned:

292 shares of Series B Convertible Preferred Stock (convertible into 3,278,597 shares of Common Stock)/1//
                        -

Warrants to purchase shares of Common Stock (exercisable into 1,000,000 shares of Common Stock)/1//
                 -

     (b)  Percent of Class:

Approximately 9.9% as of December 31, 2000. (Based on 39,093,026 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in item (a) above.)

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 14 of 16 Pages
---------------------------                          -------------------------


  (c) Number of shares as to which such person has:

      (i)  sole power to vote or to direct the vote:

               0

      (ii) shared power to vote or to direct the vote:

           See item (a) above.

     (iii) sole power to dispose or to direct the disposition of:

               0

     (iv)  shared power to dispose or to direct the disposition of:

           See item (a) above.


/1//   The securities reported herein include securities that the Reporting
 -
Persons may acquire in the future through (i) the conversion of 292 shares of the Series B Convertible Preferred Stock (the "Preferred Shares"), which may be converted (subject to certain restrictions) by the Reporting Persons at any time prior to and including June 30, 2003 (subject to extension under certain circumstances) into shares of the Company's Common Stock (the "Common Stock") at the conversion price described below, and (ii) the exercise by the Reporting Persons at anytime prior to and including June 30, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,000,000 shares of Common Stock. The number of shares of Common Stock into which the Preferred Shares are convertible as of December 31, 2000 is based on a Conversion Price of $0.890625 as calculated below. Subject to certain limitations, including the limitation on beneficial ownership referred to in the last paragraph of this footnote 2, each Preferred Share shall convert into that number of shares of Common Stock equal to $10,000 (plus accrued and unpaid dividends) divided by the Conversion Price. As of December 31, 2000, the Preferred Shares (excluding accrued dividends) were convertible into 3,278,597 shares of Common Stock. The exercise price of the Warrants is $5.00 (subject to adjustment after one year and upon certain dilutive events). The Preferred Shares and the Warrants were issued on June 30, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the four (4) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $12 (subject to adjustment to prevent dilution upon certain events). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 15 of 16 Pages
---------------------------                          -------------------------


Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every calendar month beginning on and following August 1, 2000, provided that the conversion percentage will never be less than 88%. As of December 31, 2000 the conversion percentage was 95%.

The Preferred Shares accrue dividends at the rate of 6% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi-annually during the first year and quarterly thereafter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the closing sale prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of December 31, 2000, the Preferred Shares had accrued dividends of approximately $88,320.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5    Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                         See Item 2 above.

Item 8    Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9    Notice of Dissolution of Group:
                         Not Applicable.

---------------------------                          -------------------------
    CUSIP No. 825066301              13G                Page 16 of 16 Pages
---------------------------                          -------------------------

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of February, 2001

 /s/ James F. O'Brien, Jr.                        HERACLES FUND
 ----------------------------------------
 James F. O'Brien, Jr.                            By: Promethean Investment Group, L.L.C.

HFTP INVESTMENT L.L.C.                            Its: Investment Advisor

By:  Promethean Asset Management, L.L.C.          By: /s/ James F. O'Brien, Jr.
                                                     --------------------------------
Its: Investment Manager                               Name: James F. O'Brien, Jr.
                                                      Title: Managing Member
By: /s/ James F. O'Brien, Jr.
   --------------------------------------
   Name: James F. O'Brien, Jr.                    PROMETHEAN MANAGERS LLC
   Title: Managing Member
                                                  By: /s/ James F. O'Brien, Jr.
                                                      -------------------------------
PROMETHEAN ASSET                                      Name: James F. O'Brien, Jr.
   MANAGEMENT, L.L.C.                                 Title: Managing Member

By: /s/ James F. O'Brien, Jr.
   -------------------------------------
   Name: James F. O'Brien, Jr.                    THEMIS MANAGERS LLC
   Title: Managing Member                         By: Promethean Managers LLC
                                                  Its: Managing Member
PROMETHEAN INVESTMENT
   GROUP, L.L.C.                                  By: /s/ James F. O'Brien, Jr.
                                                      -------------------------------
                                                      Name: James F. O'Brien, Jr.
By: /s/ James F. O'Brien, Jr.                         Title: Managing Member
   -------------------------------------
   Name: James F. O'Brien, Jr.
   Title: Managing Member
                                                  THEMIS PARTNERS L.P.
HFTP MANAGERS LLC                                 By: Themis Managers LLC
                                                  Its: General Partner
By:  Promethean Asset Management, L.L.C.          By: Promethean Managers LLC
Its: Managing Member                              Its: Managing Member

By: /s/ James F. O'Brien, Jr.                     By: /s/ James F. O'Brien, Jr.
   --------------------------------------             ---------------------------
   Name: James F. O'Brien, Jr.                        Name: James F. O'Brien, Jr.
   Title: Managing Member                             Title: Managing Member